

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant


03029987

SUPPL

82-4668


SEC MAIL
RECEIVED
SEP 1 0 2003
WASH. D.C.

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

4 September 2003

Dear Sir/Madam

Taylor Nelson Sofres plc
Form 88(2) return of allotments

I enclose completed forms of allotment in relation to the month of August 2003. Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States BY DHL

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

dlw 9/11

Companies House

— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day 01 Month 08 Year 2003	Day 31 Month 08 Year 2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	15937	8405	1517
Nominal value of each share	5 pence	5 pence	5 pence
Amount (if any) paid or due on each share *(including any share premium)*	31.808 p	87.00 p	91.50 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotment consecutively)*

Shareholder details	Shares and share class allotted	
Name: Please see attached schedule Address: UK Postcode	Class of shares allotted: Ordinary	Number allotted: 24,342
Name: Robert Kron Address: Greenwood Nominees, Crest Account, 142GW, Member Account NONCFM UK Postcode	Class of shares allotted: Ordinary	Number allotted: 1,517
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form /



Signed Date 4/9/03

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

S Bernsand,Taylor Nelson Sofres plc

TNS House, Westgate, London

W5 1UA Tel 0208 967 2230

name	EmpForename	AccountNo	EmpNino	Emp PayRef	Mat SharesPur	Option price	Mat ShareCost	EmpAdd1	EmpAdd2	EmpAdd3	EmpAdd4	EmpAdd5
I	SUSAN ANNE	686511863	YH520148A	51993	2451	0.31808	779.67	2 FIELDING HOUSE	BENNETT STREET	CHISWICK		W4 2AR
GHAM	JUDITH	686511901	WM429658C	51365	13486	0.31808	4289.9	LANSDOWNE COTTAGE	LANSDOWNE TERRACE	59 UXBRIDGE ROAD	RICKMANSWORTH	WD3 2DQ
					15937							

name	EmpForename	AccountNo	EmpNino	Emp PayRef	Mat SharesPur	Option price	MatShareCost	EmpAdd1	EmpAdd2	EmpAdd3	EmpAdd4	EmpAdd5
	PATRICK	688740428	NW094892D	82473	5868	0.87	5105.16	63 GLOUCESTER COURT	KEW ROAD	RICHMOND	SURREY	TW9 3EA
CK	PAUL STEPHEN	688738970	NH742544C	70130	1427	0.87	1241.49	18 WEIR ROAD	LONDON			SW12 0NA
Y	ELIZABETH MARY	688740053	ZY087569B	46175	1110	0.87	965.7	8 SYLVIA AVE	HATCH END	PINNER	MIDDX	HA5 4QE
					8405							


tns

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ


SEC MAIL PROCESSING
SEP 10 2003
WASH. D.C.
187
SECTION

VIA SWIFLY

5 September 2003

Dear Sir/Madam

Taylor Nelson Sofres Services Limited registered no. 3848002
Annual return for the period ended 24 September 2003

I enclose duly completed and signed forms 363s annual return for the above-named companies together with a cheques for £15.00 being the filing fees due.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully



Sofia Bernsand
Company Secretarial Assistant
Taylor Nelson Sofres plc

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States BY DHL

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051


Companies House
for the record

Company Name
TAYLOR NELSON SOFRES SERVICES LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
3848002
Information extracted from Companies House records on
30th August 2003

Section 1: Company details

Ref: 3848002/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Taylor Nelson Sofres Plc Westgate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **9305** **Other service activities n.e.c.**	**SIC CODE** **Description**

Company Number - 3848002

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	Name **Ian John PORTAL** Address **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name ____________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ ____________ ____________ UK Postcode ␣␣␣␣ ␣␣␣ Date of change ␣␣ / ␣␣ / ␣␣␣␣ Date Ian John PORTAL ceased to be secretary (if applicable) ␣␣ / ␣␣ / ␣␣␣␣
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	Name **Antony Brian COWLING** Address **4 Links Road** **Epsom** **Surrey** **KT17 3PS** **Date of birth 02/01/1936** **Nationality British** **Occupation Executive Chairman**	Name ____________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ ____________ ____________ UK Postcode ␣␣␣␣ ␣␣␣ Date of birth ␣␣ / ␣␣ / ␣␣␣␣ Nationality ____________ Occupation ____________ Date of change ␣␣ / ␣␣ / ␣␣␣␣ Date Antony Brian COWLING ceased to be director (if applicable) ␣␣ / ␣␣ / ␣␣␣␣

Company Number - 3848002

Section 2: Details of Officers of the Company (continued)

> **Director**

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Director must be notified on form 288.

Current details	Amended details
Name David Soutar LOWDEN	Name ______
	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
Address The Squirrels Riversdale Bourne End Buckinghamshire SL8 5EB	Address ______
	UK Postcode
Date of birth 16/08/1957	Date of birth __ / __ / ____
Nationality British	Nationality ______
Occupation Accountant	Occupation ______
	Date of change __ / __ / ____
	Date David Soutar LOWDEN ceased to be director (if applicable) __ / __ / ____

Company Number - 3848002

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 2	Number of shares issued
	Aggregate Nominal Value of issued shares £2.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 2	Total number of shares issued
	Total Nominal value of shares issued £2.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Company Number - 3848002

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details		Amended details		Shares transferred		
> **Shareholder Name** TNS UK LIMITED		Name ______				
Address Westgate London W5 1UA		Address ______ ______ ______		**Shares transferred by** TNS UK LIMITED		
		UK Postcode ____ ___				
Shares held		**Shares held**				
Class	*Number*	*Class*	*Number*	*Class*	*Number*	*Date of transfer*
Ordinary	**2**	______	______	______	______	__/__/____
		______	______	______	______	__/__/____

Company Number - 3848002

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 3848002



Companies House

— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 05/09/2003

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***24/9/2003***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **24th September 2004** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bemsand

Telephone number *inc code*: 0208 9672230

Address: Taylor Nelson Sofres plc, TNS House, Westgate, London

DX number *if applicable*

DX exchange

TNS UK Limited
Westgate London W5 1UA

The Royal Bank of Scotland plc
London Corporation Service Centre
PO Box 39979 2½ Devonshire Square London EC2M 4WS

16-04-00

Date	Pay only *
18/08/03	COMPANIES HOUSE

£ ******15.00

Amount of pounds in words (pence as in figures)

Millions	£100,000's	£10,000's	£1,000's	£100's	£10's	£1's
ZERO	ZERO	ZERO	ZERO	ZERO	ONE	FIVE

A/c Payee Not Negotiable

For and on behalf of
TNS UK Limited

Authorised Signatory

Authorised Signatory

⑈003235⑈ 16⑆0400⑆ 20065011⑈


Companies House
for the record

The Company Secretary
TAYLOR NELSON SOFRES SERVICES LIMITED
Taylor Nelson Sofres Plc 23059-00114
Westgate
London
W5 1UA

Our Ref 3848002/03/10
Date 3rd September 2003

Crown Way Cardiff CF14 3UZ
Telephone 0870 3333636
Fax 029 2038 0900
DX 33050 Cardiff

2003 Annual Return for Company Number 3848002

Your company's 2003 Annual Return is attached to this letter. It shows the information Companies House held on **30th August 2003** about your company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete and sign the Declaration
- **Return the full Annual Return with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **24th September 2003 the return date**
- Reaches Companies House by **22nd October 2003 at the latest**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading**.

Company no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £15. Please send a cheque made payable to Companies House with your completed Annual Return.



THE ANNUAL RETURN FORM 363s

USING THE SPACE PROVIDED ALONGSIDE PRE-PRINTED INFORMATION, YOU CAN USE THIS FORM TO:

- Change or correct the registered office address of the company;
- Notify or change the address where the company's register of members is kept (if applicable);
- Notify or change the address where the company's register of debenture holders is kept;
- Change or add to the pre-printed list of principal business activities;
- Change or correct any pre-printed information about the company's existing directors and secretaries;
- Change or correct any pre-printed information about existing shareholders (if applicable).

REMEMBER

- *Make sure all the pre-printed addresses and the names of the company's secretary and director(s) are given in full and, where pre-printed, that the dates of birth are correct;*
- *If you have told Companies House of any changes since the date of the covering letter, please repeat this information in the appropriate space provided.*

YOU CANNOT USE THIS FORM TO TELL COMPANIES HOUSE ABOUT:

- The appointment of any new company officers. You must use form 288a;
- The allotment of new shares. You must use form 88(2);
- An increase in total nominal share capital. You must use form 123.

REMEMBER:

- *Make sure that the aggregate issued nominal capital in section 3 is completed correctly (if applicable);*

Companies House holds the public records of more than a million companies. It provides a range of services to make it easier for you to access information and file documents.

Companies House can be found at:

CARDIFF	**LONDON**	**EDINBURGH**
Crown Way, Cardiff CF14 3UZ	21 Bloomsbury Street, London WC1B 3XD	37 Castle Terrace, Edinburgh EH1 2EB

Central Enquiries and Information including Products and Services please call

0870 3333636

or visit our web site at www.companieshouse.gov.uk

Switchboard 029 2038 8588



Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

29 August 2003

SUPPL


RECEIVED
SEP 10 2003
187

Dear Sir/Madam

Customer Satisfaction Surveys Limited registered no. 2033151
Annual return for the period ended 31 August 2003

I enclose duly completed and signed form 363s annual return for the above-named company together with a cheques for £15.00 being the filing fees due.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully



Sofia Bernsand
Company Secretarial Assistant
Taylor Nelson Sofres plc

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States BY DHL

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051



Companies House

— for the record —

Company Name

CUSTOMER SATISFACTION SURVEYS LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

2033151

Information extracted from Companies House records on

3rd August 2003

Section 1: Company details

Ref: 2033151/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Taylor Nelson Sofres Plc** **Westgate** **London** **W5 1UA**	Address UK Postcode _ _ _ _ _ _ _
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode _ _ _ _ _ _ _
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode _ _ _ _ _ _ _
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	SIC Code Description **7440** **Advertising**	SIC CODE Description _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

Company Number - 2033151

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	Name Ian John PORTAL Address 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	Name Antony Brian COWLING Address 4 Links Road Epsom Surrey KT17 3PS Date of birth 02/01/1936 Nationality British Occupation Director	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ________ Occupation ________ Date of change _ _ / _ _ / _ _ _ _ Date Antony Brian COWLING ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 2033151

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Name **David Soutar LOWDEN**	Name ____
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address **The Squirrels** **Riversdale** **Bourne End** **Buckinghamshire** **SL8 5EB**	Address ____
	Date of birth 16/08/1957	UK Postcode ____ ___
	Nationality British	Date of birth __ / __ / ____
Particulars of a new Director must be notified on form 288.	**Occupation Accountant**	Nationality ____
		Occupation ____
		Date of change __ / __ / ____
		Date David Soutar LOWDEN ceased to be director (if applicable) __ / __ / ____

Company Number - 2033151

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 100	Number of shares issued
	Aggregate Nominal Value of issued shares £100.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 100	Total number of shares issued
	Total Nominal value of shares issued £100.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Company Number - 2033151

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** TNS UK LIMITED	Name ____	
Address Westgate London W5 1UA	Address ____ ____ ____ ____ UK Postcode _ _ _ _ _ _ _	**Shares transferred by** TNS UK LIMITED
Shares held *Class* **Ordinary** *Number* **100**	**Shares held** *Class* ____ *Number* ____	*Class* ____ *Number* ____ *Date of transfer* __/__/____
	____ ____	____ ____ __/__/____

Company Number - 2033151

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 2033151



Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 29/08/2003

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***31/8/2003***

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **31st August 2004** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bensand

Telephone number *inc code*: 0208 9672230

Address: c/o Taylor Nelson Sofres plc Westgate, London

DX number *if applicable*: ______

DX exchange

W5 1UA

TNS UK Limited

Westgate London W5 1UA

The Royal Bank of Scotland plc

London Corporation Service Centre

PO Box 39979 2½ Devonshire Square London EC2M 4WS

16-04-00

Date	Pay only *
18/08/03	COMPANIES HOUSE

£ ******15.00

Amount of pounds in words (pence as in figures)

Millions	£100,000's	£10,000's	£1,000's	£100's	£10's	£1's
ZERO	ZERO	ZERO	ZERO	ZERO	ONE	FIVE

A/c Payee Not Negotiable

For and on behalf of TNS UK Limited

Authorised Signatory

Authorised Signatory

⑈003234⑈ 16⑆0400⑆ 20065011⑈



Companies House

— for the record —

-> Copia 11/8/03

The Company Secretary
CUSTOMER SATISFACTION SURVEYS LIMITED
Taylor Nelson Sofres Plc
Westgate
London
W5 1UA

20917-00406

Crown Way Cardiff CF14 3UZ
Telephone 0870 3333636
Fax 029 2038 0900
DX 33050 Cardiff

Our Ref 2033151/03/10
Date 8th August 2003

2003 Annual Return for Company Number 2033151

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tns

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

SWIFLY
The Registrar of Companies
Companies House
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Maindy
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SEC MAIL PROCESSING
RECEIVED
SEP 1 0 2003
WASH. D.C. 187 SECTION

29 August 2003

Dear Sir/Madam

Company Name **Registered No.**
GI Consulting Limited **3318133**

I enclose one copy annual report for Media Vision Research Limited for the year ended 31 December 2002.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Katie Edwards, Bank of New York (US)- 001 212 571 3050.

GI Consulting Limited

Report and accounts

for the year ended

31 December 2002

Reg No 3318133

GI Consulting Limited

Report and accounts

For the year ended 31 December 2002

GI Consulting Limited

Directors' report

For the year ended 31 December 2002

The directors present their report with the audited financial statements for the year ended 31 December 2002.

1 Principal activities, business review and future developments

The company's principal activity is the provision of market information services and market research.

2 Results and dividends

The profit and loss account for the year is set out on page 6. The directors do not recommend payment of a dividend (2001: £nil).

3 Directors

The directors of the company during the year to 31 December 2002 were as follows:

A B Cowling
C Prieto
E Williams

4 Directors' interests in shares of the company

No directors had any interests in shares of the company at any time during the year.

5 Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2002 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

6 Auditors

Following the conversion of the company's auditors PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned on 4 February 2003 and the directors appointed its successor, PricewaterhouseCoopers LLP, as the company's auditors. A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the annual general meeting.

By order of the board



M James
Company Secretary
Westgate, London W5 1UA
7 August 2003

GI Consulting Limited

Independent auditors' report to the members of GI Consulting Limited

For the year ended 31 December 2002

We have audited the financial statements which comprise the profit and loss account, the balance sheet and the related notes which have been prepared under the historical cost convention and the accounting policies set out in the statement of accounting policies.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

GI Consulting Limited

Independent auditors' report to the members of GI Consulting Limited

For the year ended 31 December 2002

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2002 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.



PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
7 August 2003

GI Consulting Limited

Profit and loss account

For the year ended 31 December 2002

	Notes	**2002**	2001
		£	£
Administrative expenses – continuing activities		**1,336**	(11,997)
Operating profit/(loss) – continuing activities	2	**1,336**	(11,997)
Interest payable	3	**(515)**	(958)
Profit/(Loss) on ordinary activities before taxation		**821**	(12,955)
Tax on ordinary activities	6	**-**	-
Retained profit/(loss) for the financial year	11	**821**	(12,955)

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the retained profit for the year stated above and the historical cost equivalent.

GI Consulting Limited

Balance sheet

As at 31 December 2002

	Notes	**2002**	2001
		£	£
Fixed assets			
Tangible assets	7	-	506
		-	506
Current assets			
Cash at bank and in hand		**24,282**	24,282
		24,282	24,282
Creditors: amounts falling due within one year	8	**(134,096)**	(117,121)
Net current liabilities		**(109,814)**	(92,839)
Total assets less current liabilities		**(109,814)**	(92,333)
Creditors: amounts falling after more than one year	9	-	(18,302)
Net liabilities		**(109,814)**	(110,635)
Capital and reserves			
Called up share capital	10	**367,089**	367,089
Profit and loss account	11	**(476,903)**	(477,724)
Equity shareholders' funds	12	**(109,814)**	(110,635)

The financial statements on pages 6 to 13 were approved by the board of directors on 7 August 2003 and were signed on its behalf by:



A B Cowling
Director

GI Consulting Limited

Notes to the financial statements

For the year ended 31 December 2002

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Tangible fixed assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated to write off the cost less the estimated residual value of each asset on a straight-line basis over its expected useful life as follows:

Computer equipment and software	3 years
Furniture and equipment	5 years

Provisions are made where the value of assets has been impaired in relation to their value-in-use to the business and charged to the profit and loss account.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account.

Deferred tax

Provision is made for deferred taxation on all material timing differences to the extent that it is probable that a liability or asset will crystallise. The provision is calculated on the liability method at the rates of taxation likely to be in force at the time of reversal of the timing differences.

Cash flow statement

The company is a small company within the terms of the Companies Act 1985 and has taken advantage of the exemption available to small companies from the requirement to produce a cashflow statement.

GI Consulting Limited

Notes to the financial statements

For the year ended 31 December 2002

1 Principal accounting policies (continued)

Going concern

The financial statements have been prepared on a going concern basis as certain major shareholders have agreed to provide financial support for the forseeable future.

2 Operating profit

Operating profit is after charging:

	2002	2001
	£	£
Auditors remuneration	**-**	-
Depreciation of tangible fixed assets	**506**	1,470
(Profit)/loss on foreign exchange differences	**(1,842)**	1,220

Auditors' remuneration in respect of the year ended 31 December 2002 has been borne by a fellow group undertaking, TNS UK Limited (formerly Taylor Nelson Sofres Group Limited).

3 Interest payable

	2002	2001
	£	£
Interest payable on loan from shareholder	**515**	958

4 Employee information

The average monthly number of persons employed by the company during the year was nil (2001: nil).

GI Consulting Limited

Notes to the financial statements

For the year ended 31 December 2002

5 Directors' remuneration

The directors received no remuneration for their services in the year (2001: £nil).

6 Taxation

The current tax charge for the period is £nil (2001: £nil).

Current tax reconciliation

	2002	2001
	£	£
Profit/(loss) on ordinary activities before tax	**821**	(12,955)
Profit on ordinary activities multiplied by standard rate in the UK 30% (2001: 30%)	**246**	-
Effects of:		
Trading losses brought forward	**(246)**	-
Current tax charge for the period	-	-

GI Consulting Limited

Notes to the financial statements

For the year ended 31 December 2002

7 Tangible fixed assets

	Computer equipment and Software	Furniture and Equipment	Total
	£	£	£
Cost			
At 1 January 2002	4,457	1,554	6,011
At 31 December 2002	**4,457**	**1,554**	**6,011**
Depreciation			
At 1 January 2002	4,443	1,062	5,505
Charge for the year	14	492	506
At 31 December 2002	**4,457**	**1,554**	**6,011**
Net book value			
At 31 December 2002	**-**	**-**	**-**
At 31 December 2001	14	492	506

8 Creditors: Amounts falling due within one year

	2002	2001
	£	£
Amounts owed to related parties	**117,121**	117,121
Loan from shareholder	**16,975**	-
	134,096	117,121

Amounts owed to related parties represent amounts payable to TNS UK Limited (formerly Taylor Nelson Sofres Group Limited) and Taylor Nelson Sofres Plc. At the balance sheet date, the Taylor Nelson Sofres group owned 50% of the issued share capital of the company. The only transactions on the loan from shareholder in 2002 and 2001 relate to interest accrued and exchange movements. The loan from shareholder was repaid in March 2003.

GI Consulting Limited

Notes to the financial statements

For the year ended 31 December 2002

9 Creditors: Amounts falling due after more than one year

	2002	2001
	£	£
Loan from shareholder	-	18,302

10 Called up share capital

	2002	2001
	£	£
Authorised		
1000 ordinary share of £1 each	1,000	1,000
1,000,000 ordinary shares of US $1 each	606,061	606,061
	607,061	607,061
Allotted, called up and fully paid		
2 ordinary shares of £1 each	2	2
600,000 ordinary shares of US $1 each	367,087	367,087
	367,089	367,089

11 Reserves

	Share Capital	Profit and loss account
	£	£
At 1 January 2002	367,089	(477,724)
Retained profit for the year	-	821
Balance at 31 December 2002	367,089	(476,903)

GI Consulting Limited

Notes to the financial statements

For the year ended 31 December 2002

12 Reconciliation of movements in shareholders' funds

	2002	2001
	£	£
Profit/(Loss) for the year	**821**	(12,955)
Opening shareholders' funds	**(110,635)**	(97,680)
Closing shareholders' funds	**(109,814)**	(110,635)